Supplement -- dated July 27, 2005 to Putnam's Code of Ethics

Putnam is making two modifications to the Code of Ethics addressing situations where the Code may be viewed as overly restrictive.

Section I -- Rule 7: 90-Day and One-Year Restrictions in Putnam Mutual Funds
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Effective immediately, redemptions from an employee's college savings 529 plan to pay for qualified educational expenses for the beneficiary of the account (and redemptions due to death or disability) will no longer be subject to the 90-day and one-year restrictions applicable to Putnam mutual fund. Qualified redemptions include:

Tuition
School fees
Books
Supplies and equipment required for enrollment
Room and board
Death
Disability

The following restrictions apply:
Redemptions from 529 funds are not allowed through phone requests
529 funds are not allowed in the Portfolio Rebalancer

Qualified exchanges and transfers will still be subject to the 90-day and one-year employee restrictions

Section I -- Rule 9: Excessive Trading
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Putnam employees are strongly discouraged from engaging in excessive trading for their personal accounts. Under the Code, employees are prohibited from making more than 10 trades in individual securities in any given calendar quarter.

Effective immediately, the rule will be modified to provide that all trades of the same security in the same direction (i.e. all buys or all sells ) over a period of 5 consecutive business days will be counted as one trade for purposes of the 10 trade limit. For example, if an employee purchases 1,000 shares of IBM stock on Monday through Friday of a week, the 5 trades will count as one for the 10 trade limit. Employees must still pre-clear each trade separately on its trade date. All other rules under the Code of Ethics will continue to be applied on a day to day basis.